Exhibit 99.1

CorpBanca Announces
Third Quarter 2015 Financial Report;

Santiago, Chile, November 10, 2015. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2015. This report is based on our unaudited consolidated financial statements prepared in accordance with Chilean Generally Accepted Accounting Principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal peso at our internal exchange rate as of September 30, 2015 of Ch$696.86 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, “SBIF”). Additionally “Year over Year” (YoY) states for the comparison between 3Q 2015 and 3Q 2014 and “Quarter over Quarter” (QoQ) states for the comparison between 3Q 2015 and 2Q 2015;

Financial Highlights

In the nine month period ended September 30, 2015 (9M 2015), Net Income attributable to shareholders totaled Ch$158.8 billion (Ch$0.47 per share, or US$1.00 per ADR), decreasing 0.8% when compared to the same period of 2014 (9M 2014). Sound loan growth in all business segments both in Chile and Colombia (when measured in each local currency) and synergies already delivered in Colombia were partially offset by higher provisions for loan losses, a negative translation effect COP/CLP of our Colombian subsidiary and the negative impact of lower year-to-date inflation in Chile on net interest margin and higher tax rates. Nonetheless we achieved 9M 2015 with 101% compliance regarding our budget for the period.

In 3Q 2015, Net Income attributable to shareholders totaled Ch$62.6 billion (Ch$0.18 per share, or US$0.40 per ADR), increasing 10.8% QoQ and 14.6% YoY. The main drivers for these periods results are explained below:

Total loans1 reached Ch$14.7 trillion as of September 30, 2015, decreasing 0.7% QoQ and 0.4% YoY. This trend is highly impacted by the negative translation effect COP/CLP. When considered the portfolios of Chile and Colombia separately in each local currency, total

Mr. Fernando Massú, CEO

In 3Q 2015 Net Income achieved Ch$62.6 billion -that breaks in Ch$53.6 billion for Chile and Ch$9.0 billion for Colombia-, an increase of 10.8% QoQ and 14.6% YoY. These figures favorably compare to the Chilean Banking Industry, which for the same periods showed significant decreases in Net Income of -18% and -19% respectively. While 2014 showed stronger results from Colombia, during 2015 we have been observing higher than expected results from Chile and lower that planned results from Colombia. The latter is explained by unfavorable COP/CLP exchange rate movements and higher LLP expenses as a consequence of difficulties experienced by the Colombian oil & gas industry and related sectors; while Chile’s operations have been favored by commercial customer driven results, higher NIMs as consequence of higher UF variations and lower LLPs than planned.

These extraordinary results have been achieved under lower than expected economic activity in Chile and Colombia. In particular, CorpBanca Colombia has been able to offset this more challenging economic context with the positive impact of cost savings already achieved from the completion of some of the stages of the merger between CorpBanca Colombia and Helm Bank. In the case of Chile, the stronger results have been achieved despite all the activities related to the merger with Banco Itaú Chile, efforts that have been taking

1 Exclude interbank and contingent loans.

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loans in Chile increased 1.8% QoQ and 8.3% YoY and total loans in Colombia increased 2.9% QoQ and 13.4% YoY. After achieving a long period of sustained growth in both countries, last quarters have shown a slower pace focusing only in segments with a higher risk-adjusted profitability.

Net operating profit before loan losses increased by 12.9% QoQ and by 7.7% YoY. In 3Q 2015 we achieved an annualized net interest margin (NIM) of 3.87%, slightly higher than the 3.74% in 3Q 2014 but lower when compared to 4.23% in 2Q 2015. This QoQ decrease in NIM is mainly the result of the aforementioned devaluation of the COP and a flat quarterly UF variation in Chile. This lower MIN was compensated by an increasing commercial activity of our local distribution desk that rise client derivative operations and benefit from regular loan portfolios sales.

Net provisions for loan losses decreased by 3.9% QoQ but increased 64.9% YoY, mainly as the result of higher collaterals in the Panamanian portfolio and the devaluation of the COP that has allowed compensating higher reserves in Colombia to prevent further deterioration in the gas and oil sector. Regarding YoY expenses, 3Q 2015 rise in provision expense was mainly due to the depreciation of the CLP in the quarter and the downgrade of some clients in the Corporate segment combine with the fact that in 3Q 2014 provisions for loan losses were particularly low, due to extraordinary provision releases related to our corporate portfolio.

Total operating expenses increased by 0.7% QoQ but decreased by 11.8% YoY. This QoQ increase is mainly due to special bonuses of the period and impairment on fix assets caused by recent natural disasters in Chile. Regarding YoY expenses, the improvement is primarily the result of synergies that have been delivered in Colombia.

higher momentum after the extraordinary shareholders meeting approved the transaction and the SBIF granted its authorization during this quarter.

YTD results exceeded our YTD budget by a couple of percentage points, and remains slightly below 2014 accumulative result by 0.8%. That remarkable performance positively compares to the Chilean Banking industry, whose results this year are -13.2% below 2014’s. The recent monthly results release for October 2015 also encourages us to make all our effort in order to end this year accomplishing the targets we set at the end of 2014.

In line with our strategy focused on non-conventional renewable energy and our permanent concern to maintain high level of corporate governance, we integrated into two major sustainability indices. The first one is the newly launched Dow Jones Sustainability Index (DJSI) Chile, becoming one of the twelve companies of the IPSA Index that compound the DJSI Chile. The second is the Euronext Vigeo Index - Emerging 70 (the 70 most advanced companies in the Emerging Market Region) that distinguishes companies achieving the most advanced Environmental, Social and Governance performances.

In connection with the pending merger between Banco Itaú Chile and CorpBanca, as indicated above, on September 4, 2015 we obtained the approval from the SBIF to merge both banks.

In this context integration working groups were resumed with the aim of completing the merger between March and April 2016.

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Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

The following table sets forth the components of our consolidated net income for the quarters ended September 30, 2015 and 2014 and June 30, 2015.

The 10.8% QoQ increase of shareholders net income to is mainly explained by higher net operating profit before loan losses -primarily due to higher net financial transactions as well as higher recoveries- and lower provisions for loans losses.

The 14.6% rise YoY is explained by higher net interest margin (NIM) as well as higher net financial transactions and lower operating expenses compared to 3Q 2014 despite the increase observed in loan losses and write-offs.

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in million of Chilean peso)	3Q15	2Q15	3Q14	3Q15/3Q14	3Q15/2Q15
Net interest income	162,317	174,496	152,058	6.7%	-7.0%
Net fee and commission income	34,696	40,044	42,672	-18.7%	-13.4%
Net total financial transactions	72,607	31,499	59,130	22.8%	130.5%
Other operating income, net	693	(6,687)	(2,759)	-	-
Net operating profit before loan losses	270,313	239,352	251,101	7.7%	12.9%
Provision for loan losses (1)	(42,241)	(43,935)	(25,613)	64.9%	-3.9%
Net operating profit	228,072	195,417	225,488	1.1%	16.7%
Operating expenses	(113,812)	(112,968)	(129,083)	-11.8%	0.7%
Operating income	114,260	82,449	96,405	18.5%	38.6%
Income from investments in other companies	18	353	386	-95.3%	-94.9%
Income before taxes	114,278	82,802	96,791	18.1%	38.0%
Income tax expense	(47,122)	(19,336)	(31,016)	51.9%	143.7%
Net income	67,156	63,466	65,775	2.1%	5.8%
Minority interest	(4,549)	(6,938)	(11,129)	-59.1%	-34.4%
Net income attributable to shareholders	62,607	56,528	54,646	14.6%	10.8%

(1) Includes provision for contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents the results generated in Chile and Colombia separately for the 3Q 2015. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations, which have to be excluded from our Chile’s book in order to observe Chile’s stand-alone results. Three are these adjustments: (i) interest expenses in connection with the portion of the acquisition of Banco Santander Colombia (known as CorpBanca Colombia since August 2012) that was not funded with new equity, that negatively impacted CorpBanca’s NIM in our Chilean operation; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition that affected operating expenses in Chile; and (iii) the impact of our fiscal hedge2, which is a consequence of a management’s decision to hedge the impact of the volatility of the US$/Ch$ exchange rate in the net income attributable to shareholders, through its effect on taxable income related to the revaluation/devaluation of our taxable investment in Colombia.

The adjusted 3Q 2015 results present, in our opinion, the closest approximation of the Chilean operation on a stand-alone basis:

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2
For tax purposes, the “Servicio de Impuestos Internos” (Chilean IRS) considers that our investment in Colombia is denominated in US dollar. As we have to translate the valuation of this investment from US dollar to Chilean peso in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that has to be analyzed along with income tax expenses.

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	3Q15 Financial Statements						3Q 2015 Chile Adjusted Financial Statements
				Change (%) 3Q15/2Q15				Change (%)
(Expressed in million of Chilean peso)	Consolidated	Chile	Colombia	Chile	Colombia	Adjustments		3Q15/ 3Q14	3Q15/ 2Q15

Net interest income	162,317	93,233	69,084	-2.1%	-12.8%	5,497	98,730	26.2%	-2.9%
Net fee and commission income	34,696	22,394	12,302	-18.4%	-2.4%	-	22,394	-9.1%	-18.4%
Total financial transactions, net	72,607	51,695	20,912	1746.3%	-27.1%	(21,961)	29,734	106.1%	-
Other operating income, net	693	(154)	847	-109.0%	-	2	(152)	-91.9%	-108.9%
Net operating profit before loan losses	270,313	167,168	103,145	31.4%	-8.0%	(16,463)	150,705	30.6%	16.1%
Provision for loan losses	(42,241)	(12,435)	(29,806)	8.6%	-8.3%	-	(12,435)	122.8%	8.6%
Net operating profit	228,072	154,733	73,339	33.7%	-7.9%	(16,463)	138,270	25.9%	16.9%
Operating expenses	(113,812)	(63,518)	(50,294)	1.1%	0.3%	2,679	(60,839)	1.5%	0.1%
Operating income	114,260	91,215	23,045	72.4%	-22.0%	(13,783)	77,432	55.2%	34.7%
Income from investments in other companies	18	18	-	-90.5%	-100.0%	-	18	-	-90.5%
Income before taxes	114,278	91,233	23,045	71.8%	-22.4%	(13,783)	77,450	55.2%	34.2%
Income tax expense	(47,122)	(37,725)	(9,397)	262.5%	5.2%	24,244	(13,481)	147.7%	145.4%
Net income	67,156	53,508	13,648	25.3%	-34.3%	10,461	63,969	43.9%	22.5%
Net income attributable to shareholders	62,607	53,562	9,045	25.2%	-34.2%	10,461	64,023	46.3%	22.4%

Efficiency Ratio	42.1%	38.0%	48.8%				40.4%

 (1) Includes Provision for contingent loans.

The adjustments aforementioned are related to:

i.	Ch$5.5 billion associated with funding for the acquisition of CorpBanca Colombia.

ii.	Ch$22.0 billion of hedge taxes in US$.

iii.	Ch$2.7 billion of intangible assets amortization and integration costs in Colombia.

Taking into account these adjustments, our estimated result for our stand-alone operations in Chile is Ch$64.0 billion of Adjusted Net Income in 3Q 2015.

The chart below shows our accumulative 12-month Consolidated Net Income trailing from December 31, 2008 through September 30, 2015, in Chile and Colombia. During the last 12-month ended September 30, 2015, our Net Income reached Ch$225 billion, a 3.7% increase QoQ and a 13.4% increase YoY. Our Chilean operation totaled Ch$161.7 billion and CorpBanca Colombia totaled Ch$63.3 billion, equivalent to almost one third of CorpBanca’s consolidated Net Income (compared to 15.3% in 2013).

*Net income attributable to shareholders in 2013 excludes Ch$16 billion of one-time profits from the sale of 31 real states properties.

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Consolidated Net Interest Income

In 3Q 2015 our net interest income totaled Ch$162.3 billion, decreasing 7.0% QoQ but increasing 6.7% YoY.

The QoQ decrease was the result of a negative translation effect COP/CLP3 of our Colombian subsidiary (Ch$0.2265 per 1COP in 3Q 2015 vs. Ch$0.2454 per 1COP in 2Q 2015) and a flat quarterly UF variation in Chile (1.45% in 3Q 2015 vs 1.46% in 2Q 2015), as well as the regular loan portfolio sales and a reduction in available for sale investment portfolio in Chile.

The YoY increase was due to higher UF variation (1.45% in 3Q 2015 vs. 0.60% in 3Q 2014) and lower average cost of funds in 2015 our local time deposits as a consequence of a drop in monetary policy interest rate set by the Chilean Central Bank during 2014.

The aforementioned factors negatively and positively, respectively, impacted our net interest margin (net interest income divided by average interest- earning assets), that decreased to 3.87% in 3Q 2015 from 4.23% in 2Q 2015 but increased YoY (3.87% in 3Q 2015 vs 3.74% in 3Q 2014).

The gap between assets and liabilities indexed to the UF was approximately Ch$746.1 billion in 3Q 2015, resulting in an impact of Ch$7.5 billion in results for each 100 bp of variation of the UF. This quarterly impact has maintained stable between Ch$7.0 billion and Ch$8.0 billion in the last 12-month (LTM).

Consolidated Fee and Commission from Services

	Quarter			Change (%)
(Expressed in million of Chilean peso)	3Q15	2Q15	3Q14	3Q15/3Q14	3Q15/2Q15
Banking services(*)	27,032	26,536	30,717	-12.0%	1.9%
Securities brokerage services	189	149	203	-7.0%	26.3%
Mutual fund management	2,120	1,989	2,170	-2.3%	6.6%
Insurance brokerage	3,015	3,065	3,083	-2.2%	-1.6%
Financial advisory services	1,812	7,873	6,020	-69.9%	-77.0%
Legal advisory services	530	432	480	10.5%	22.7%
Net fee and commission income	34,696	40,044	42,672	-18.7%	-13.4%

(*) Includes consolidation adjustments.

In 3Q 2015 the net fee and commission income decreased 13.4% QoQ and 18.7% YoY.

On a QoQ basis, we were impacted by lower structured fees in the financial advisory services in Chile -which, as explained in previous Earnings Reports, show volatility on a QoQ basis because of the nature of its business activity- that were partly compensated by higher fees coming from our New York Branch.

On a YoY basis, we were impacted by lower flat fees and insurance commissions in Colombia, the devaluation of the COP and lower commissions from the New York Branch and our Financial Advisory Services in Chile that were partly compensated by the positive repricing effect of the Redbanc (interconnected network between banks through ATM) rate applied to ATMs transactions and the incorporation of Instacob -a collection company- as our subsidiary since March 2015.

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3 Consolidated financial statements for CorpBanca use the Chilean peso as functional currency. Though CorpBanca Colombia financial statements are translated from Colombian peso to Chilean peso for consolidation purposes, being only the exchange rate variation in its income statement accounts reflected in YTD results. CorpBanca has decided not to hedge this translation risk effect in P&L as long as net income from Colombian operations is retained as primarily source of capitalization. Since we have decided to retain earnings to support future grow in Colombia, an FX hedge for financial statement balances is not efficient as it would be if there were a cash flow coming from our Colombian subsidiary. CorpBanca’s management revaluates this strategy on an annual basis.

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Consolidated Net Total Financial Transactions

	Quarter			Change (%)
(Expressed in million of Chilean peso)	3Q15	2Q15	3Q14	3Q15/3Q14	3Q15/2Q15
Trading and investment income:
Trading investments*	(3,824)	4,620	5,402	-	-
Trading financial derivatives contracts	104,527	52,184	42,999	143.1%	100.3%
Other	21,778	(3,694)	16,776	29.8%	-
Net income from financial operations	122,481	53,110	65,177	87.9%	130.6%

Foreign exchange profit (loss), net	(49,874)	(21,611)	(6,047)	724.8%	130.8%

Net total financial transactions result	72,607	31,499	59,130	22.8%	130.5%

* Market risk exposure related to proprietary trading investment is strongly limited.

In 3Q 2015 net total financial transactions result was Ch$72.6 billion, increasing 130.5% QoQ and 22.8% YoY.

This QoQ increase was the result of a higher valuation of our forward and swap portfolio -mainly driven by FX hedges-, an increasing commercial activity of our distribution desk both in derivatives transactions with customers and in regular loan portfolio sales, and the positive impact of the quarter US$/Ch$ over our hedge taxes in US$.

The YoY increase is explained by the benefits of regular loan portfolio sales that has partly offset lower results in our available for sale investment portfolio and the negative impact of the CLP and COP devaluation on our foreign exchange positions in Chile and Colombia.

Consolidated Provisions for Loan Losses (for Commercial and Retail Loans) (1)

	Quarter			Change (%)
(Expressed in million of Chilean peso)	3Q15	2Q15	3Q14	3Q15/3Q14	3Q15/2Q15
Commercial, net of loan loss recoveries	(30,318)	(25,082)	(6,775)	347.5%	20.9%
Residential mortgage, net of loan loss recoveries	223	(1,314)	(1,196)	-	-
Consumer, net of loan loss recoveries	(14,094)	(18,947)	(17,485)	-19.4%	-25.6%
Others	(63)	154	(37)	70.3%	-
Net provisions for loan losses	(44,252)	(45,189)	(25,493)	73.6%	-2.1%

(1) Excludes provisions for Contingent loans.

Net provisions for loan losses decreased 0.9% QoQ but increased 83.1% YoY. The QoQ decrease was mainly the result of higher collaterals in the Panamanian portfolio and the devaluation of the COP that compensated higher reserves in Colombia to prevent deterioration given current situation affecting the gas and oil sector. Our current exposure to oil and gas sector was barely 2.8% of our consolidated loan portfolio, of which 2.3% represented Colombian exposure to such sector. In Chile our provisions for loan losses increased due to the downgrade of a corporate loan and the regularization of the number of defected students that require a 10% loan loss provision instead of 1% provision required for normal students’ loans portfolio that were partly compensated by the release in provisions due to regular loan portfolio sales.

The YoY increase is mainly explained by the depreciation of the CLP in third quarter, higher provisions from Colombia for consolidation purposes only -the regulatory criteria that we have to follow for the Colombian loan portfolio is the most conservative provisioning rule between Chile and Colombia-, the downgrade of some clients in the corporate segment combined with the fact that in 3Q 2014 provisions for loan losses were particularly low, due to extraordinary provision releases related to our corporate portfolio.

The chart below illustrates how our consolidated total loan loss allowances / total loans ratio and Chile’s total loan loss allowances / total loans ratio compare to the industry average in Chile.

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Risk Index (Loan loss allowances / Total loans)

According to the SBIF, CorpBanca has maintained one of the lowest credit risk indices (total loan loss allowances / total loans) in the Chilean banking industry over the past five years, consistent with one of our core pillars related to high quality loan portfolio. We believe that our risk management processes and methodology enable us to identify risks and resolve potential problems on a timely basis.

The following chart compares our consolidated non-performing loan (NPL) ratio with the industry’s average in Chile. CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013.

NPL (%)

For a country breakdown, see “Section VIII”, page 21.

Consolidated Operating Expenses

	Quarter			Change (%)
(Expressed in million of Chilean peso)	3Q15	2Q15	3Q14	3Q15/3Q14	3Q15/2Q15
Personnel salaries and expenses	51,054	50,895	56,466	-9.6%	0.3%
Administrative expenses	52,000	51,197	58,528	-11.2%	1.6%
Depreciation and amortization	10,574	10,853	14,089	-24.9%	-2.6%
Impairment	184	23	-	-	700.0%
Operating expenses	113,812	112,968	129,083	-11.8%	0.7%

Operating expenses increased 0.7% QoQ but decreased by 11.8% YoY. This QoQ slightly increase is mainly due to special bonuses of the period (national holiday bonus) and impairment on fix assets caused by recent natural disasters in Chile. Regarding YoY expenses, the improvement is primarily the result of synergies already delivered in Colombia and the absence of one-time expenses related to the merger process between CorpBanca Colombia and Helm Bank.

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Regarding the expenses related to the merger process with Banco Itaú Chile, in 3Q 2015 we recorded a provision of Ch$3.9 billion which compared to Ch$4.2 billion in 2Q 2015 and to Ch$8.0 billion in 3Q 2014.

Consolidated Tax Expenses

Our Income tax expenses increased 143.7% QoQ and 51.9% YoY. On a QoQ basis, tax expenses’ increase is explained by a significant release of provisions in Colombia in 2Q 2015, higher tax rates and a higher CLP depreciation that results in a higher tax expense over our investment in Colombia -which despite of been made in COP, for tax purposes is considered to be in US dollars (as detailed in footnote 2 on page 3)- this impact is offset by the gains on the hedge tax as previously mentioned on page 6.

III) Consolidated Assets and Liabilities

Consolidated Loan portfolio (1)

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Sep-15	Jun-15	Sep-14	Sep-15/Sep-14	Sep-15/Jun-15
Wholesale lending	10,654,379	10,686,200	10,520,089	1.3%	-0.3%
Chile	7,081,373	6,928,215	6,445,088	9.9%	2.2%
Commercial loans	6,032,616	5,915,238	5,503,426	9.6%	2.0%
Foreign trade loans	641,316	601,731	535,094	19.9%	6.6%
Leasing and factoring	407,441	411,246	406,568	0.2%	-0.9%
Colombia	3,573,006	3,757,985	4,075,001	-12.3%	-4.9%
Commercial loans	3,056,517	3,221,235	3,476,026	-12.1%	-5.1%
Foreign trade loans	-	-	-	-	-
Leasing and factoring	516,489	536,750	598,975	-13.8%	-3.8%
Retail lending	3,975,870	4,054,480	4,167,580	-4.6%	-1.9%
Chile	2,341,990	2,332,381	2,257,122	3.8%	0.4%
Consumer loans	600,216	589,754	569,082	5.5%	1.8%
Residential mortgage loans	1,741,774	1,742,627	1,688,040	3.2%	0.0%
Colombia	1,633,880	1,722,099	1,910,458	-14.5%	-5.1%
Consumer loans	1,141,309	1,203,675	1,350,419	-15.5%	-5.2%
Residential mortgage loans	492,571	518,424	560,039	-12.0%	-5.0%
TOTAL LOANS	14,630,249	14,740,680	14,687,669	-0.4%	-0.7%
Chile	9,423,363	9,260,596	8,702,210	8.3%	1.8%
Colombia	5,206,886	5,480,084	5,985,459	-13.0%	-5.0%

(1) Contingent loans under IFRS are not considered part of the loan portfolio.

Our total loan portfolio decreased by 0.7% QoQ and 0.4% YoY. These trends are highly impacted by the negative translation effect COP/CLP for consolidation purposes. When considered the loans portfolios of Chile and Colombia separately in each local currency, total loans in Chile increased 1.8% QoQ and 8.3% YoY and total loans in Colombia increased 2.9% QoQ and 13.4% YoY. After achieving a long period of sustained growth in both countries, last quarters have shown a slower pace focusing only in segments with a higher risk-adjusted profitability that allow us to maintain healthy asset quality and at the same a stable BIS ratio. This ratio was negatively impacted by the special dividend distribution of approximately US$400 million, proposed to shareholders to approve the Itáu-CorpBanca merger.

When analyzing the loan portfolio by segments, retail lending in Chile increased 0.4% QoQ and 3.8% YoY, reflecting the impact of a significant lower pace in residential mortgage loans where that the bank continue to focus on loans with loan-to-values (LTV) below 80% at origination. In Colombia, retail loans increased 2.8% QoQ and 11.5% YoY when measured in COP. Wholesale lending in Chile increased 2.2% QoQ and 9.9% YoY and in Colombia increased 3.0% QoQ and 14.7% YoY in its local currency reflecting the current economic

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environment. These trends show that our loan portfolio continued to grow in all segments in Colombia this quarter, even though the pace has maintained in one digit compared to the two digits increase in 2014.

According to SBIF, our market share in Chile, on an unconsolidated basis, was 7.2% in September 2015, reflecting a decrease of 21 bp compared to September 30, 2014. In Colombia, despite the ongoing integration process related to the Helm Bank merger, our market share remained quite stable, reaching 6.2% as of August 31, 2015, according to the SFC. The chart below shows the evolution of our market share in both countries we operate.

Market Share

*As of August 31, 2015

Consolidated Securities Portfolio

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Sep-15	Jun-15	Sep-14	Sep-15/Sep-14	Sep-15/Jun-15
Trading investments	292,402	405,981	242,933	20.4%	-28.0%
Available-for-sale investments	1,682,116	1,517,812	895,494	87.8%	10.8%
Held-to-maturity investments	268,929	281,195	230,783	16.5%	-4.4%
Total Financial Investments	2,243,447	2,204,988	1,369,210	63.8%	1.7%

Our total financial investments portfolio increased 1.7% QoQ and 63.8% YoY, as the result of an increase in our Colombian operation investment portfolio.

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, allocated in Colombia. All other financial investment securities are classified available-for-sale. Investment securities are initially recognized at cost, which includes transaction costs. Securities available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

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In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard CorpBanca’s payment capacity in the event of illiquid conditions. We have also established a minimum for our securities portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity models:

1.
Minimum Liquidity Requirement: In order to ensure that CorpBanca will permanently hold enough liquid assets to meet all payments derived from obligations to third parties over the next three days, we set a limit on the minimum amount of liquid assets to be held on a daily basis.

2.
Liquidity Coverage Ratio (LCR): We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover customers needs and maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities would be withdrawn over the next 20 days according with a stressed volatility and liquid assets will have to cover excess requirements.

Consolidated Funding

	As of the three months ended			Change (%)		Breakdown (%)
(Expressed in million of Chilean peso)	Sep-15	Jun-15	Sep-14	Sep-15/ Sep-14	Sep-15/ Jun-15	Sep-15	Jun-15	Sep-14
Demand deposits	3,988,550	4,068,518	4,224,680	-5.6%	-2.0%	22.5%	23.1%	25.0%
Time deposits and saving accounts	8,419,836	8,299,949	8,017,350	5.0%	1.4%	47.4%	47.1%	47.5%
Investments sold under repurchase agreements	684,604	591,079	50,872	1245.7%	15.8%	3.9%	3.4%	0.3%
Mortgage finance bonds	84,387	88,625	101,784	-17.1%	-4.8%	0.5%	0.5%	0.6%
Bonds	2,189,877	2,141,713	2,095,407	4.5%	2.2%	12.3%	12.2%	12.4%
Subordinated bonds	913,190	911,976	902,729	1.2%	0.1%	5.1%	5.2%	5.3%
Interbank borrowings	13,398	14,589	14,528	-7.8%	-8.2%	0.1%	0.1%	0.1%
Foreign borrowings	1,460,988	1,488,323	1,470,031	-0.6%	-1.8%	8.2%	8.5%	8.7%

Our current funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report remained stable; the limited changes are mostly related to debt maturity profile, debt placements and transitory situation such as:

i.	Time deposits increased from Ch$8,300.0 billion in 2Q 2015 to Ch$8,419.8 billion in 3Q 2015 due to the funding of the special dividend payment in July 1st, 2015.

During the last twelve months we successfully placed senior notes in local and international markets. On September 23th, 2014 CorpBanca placed US$750 million aggregate principal amount of 3.875% Senior Notes in the international market, primarily to fund lending activities. Between July and September 2015, we issued Ch$3.5 billion and UF 1.64 billion senior notes in local market, to refinance part of debt maturity profile and fund loan growth. On September 2015, we prepaid a syndicated loan facility for US$490 million due on October 2015 and obtained a new facility for US$315 million due in April 2017 in line with our strategy to diversify funding sources, strengthen liquidity and financed commercial activities.

Consolidated Shareholders’ Equity and Regulatory Capital

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Sep-15	Jun-15	Sep-14	Sep-15/ Sep-14	Sep-15/ Jun-15
Equity
Capital	781,559	781,559	781,559	0.0%	0.0%
Reserves	515,618	515,618	515,618	0.0%	0.0%
Valuation adjustment	(211,431)	(130,891)	47,241	-	61.5%
Retained Earnings
Retained earnings or prior periods	-	-	126,730	-100.0%	-
Income for the period	158,824	96,217	160,051	-0.8%	65.1%
Minus: Provision for mandatory dividend	(79,412)	(48,108)	(80,026)	-0.8%	65.1%
Attributable to Bank shareholders	1,165,158	1,214,395	1,551,173	-24.9%	-4.1%
Non-controlling interest	309,619	328,331	359,521	-13.9%	-5.7%
Total Equity	1,474,777	1,542,726	1,910,694	-22.8%	-4.4%
Quarterly RoAE (1)	17.3%	14.1%	12.0%
YTD RoAE(1)	15.4%	12.2%	12.3%
(1) Annualized figures

Press Release November 10, 2015 Page 11 / 24

As of September 30, 2015, according to the SBIF, CorpBanca was the fourth largest private bank in Chile, based on equity (Ch$1,474.8 billion, or US$2,116.3 billion, as of September 30, 2015). We have 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$2,086.7 billion, or US$3.0 billion, (based on a share price of Ch$6.131 peso per share) as of September 30, 2015.

During the last two years, we successfully increased twice our capital base which allowed us to fund our investments in Colombia and organic growth, negatively impacting our RoEs for the period these investments require maturing. In 2012 we raised capital in the aggregate amount of Ch$268.75 billion or US$533 million, for the acquisition of Banco Santander Colombia. In 2013 we raised capital in the aggregate amount of US$623 million for the acquisition of Helm Bank in Colombia. During the last capital increase, investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, acquired a 5% equity interest in CorpBanca, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda.

In 3Q 2015 total equity decreased by Ch$248.0 billion compared to 1Q 2015, mainly due to special dividend payment.

RoAE* (%) * Equity: 12-month average equity attributable to shareholders excluding net income and provision for mandatory dividends.	RoAA (%)

The trend in our returns on average asset (RoAA) and on average equity (RoAE4) have changed since December 2013. This shift was the result of (i) consolidation of CorpBanca Colombia for a full year since 2013 and of Helm Bank for a full year since 2014; and (ii) the higher UF variation in 2014 (Δ+2.05% in 2013 vs. Δ+5.65% in 2014) along with low monetary policy interest rate in Chile. During 3Q 2015 RoAE increased compared to 3Q 2014 and the industry average.

In LTM ended September 30, 2015, we achieved a return on average equity (RoAE*) of 17.1%, equivalent to an increase of 211 bp compared to 15.0% in the same period 2014. After being impacted by the capital injections to enable our organic growth in Chile and our acquisitions in Colombia, between the third quarter of 2011 and the fourth quarter of 2013 -totaling approximately US$1.57 billion (a 137.1% increase over the same time period)-, our RoAEs have been recovering showing (i) the early stages of the ongoing merger process in

_________________________________
4 Accumulative 12-month trailing net income over overage shareholders' equity excluding net income and provision for mandatory dividends.

Press Release November 10, 2015 Page 12 / 24
Colombia; (ii) increasing results from Chile; and (iii) the special dividend payment on July 1st, 2015.

Our trend in returns demonstrates that greater business diversification has resulted in an increasing revenue stream as well as our focus on profitability.

Consolidated Capital Adequacy

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Sep-15(1)	Jun-15(1)	Sep-14	Sep-15/ Sep-14	Sep-15/ Jun-15
TIER I Capital (Core Capital)	1,165,159	1,214,395	1,551,173	-24.9%	-4.1%
TIER II Capital	474,144	479,782	639,417	-25.8%	-1.2%
Regulatory Capital	1,639,303	1,694,177	2,190,590	-25.2%	-3.2%
Risk Weighted Assets	17,649,991	17,442,229	17,406,027	1.4%	1.2%
TIER I (Core Capital) Ratio	6.6%	7.0%	8.9%
BIS Ratio	9.3%	9.7%	12.6%

(1)
CorpBanca paid its annual dividend of Ch$0.3321397925/share in Chile on March 13, 2015 (equivalent to a payout ratio of 50%) and additionally paid a special dividend of Ch$0.704728148/share on July 1, 2015. For purposes of capital requirements, dividends are provisioned at the current dividend policy rate set by the shareholders meeting in 2011 (50%).

On January 29, 2014 Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Banco Itaú Chile, CorpBanca, Inversiones Corp Group Interhold Limitada (“CGI”) and Inversiones Gasa Limitada (together with CGI, “CorpGroup”) entered into an agreement, the following matters:

i.	The merger of Banco Itaú Chile into CorpBanca, creating Itaú CorpBanca

ii.	Itaú Unibanco will control Itaú CorpBanca

iii.	Itaú Unibanco and CorpGroup will sign a Shareholders’ Agreement

iv.	Itaú CorpBanca will control CorpBanca’s and Itaú Unibanco’s Colombian entities

v.	CorpBanca will be the surviving legal entity

On June 26 and 30, 2015, respectively, CorpBanca and Banco Itaú Chile’s Extraordinary Shareholders’ Meetings (ESM) approved the proposed merger and agreed to modify the aforementioned agreement, involving:

i.
Special dividend for CorpBanca’s current shareholders in an amount of US$400 million in the aggregate, from which Ch$239.86 billion were paid on July 1st, 2015 (the remaining UF 124,105 will be paid at time of 2016 annual Shareholders’ Meeting)

ii.	Reduction of Banco Itaú Chile 2014 dividend by Ch$16.4 billion

iii.	New dividend policy for 2015 fiscal year

iv.	Extension of the deadline for the purchase of CorpGroup’s stake in CorpBanca Colombia

v.	Closing date to occur between January 1, 2016 and May 2, 2016

Following the approval of both ESMs, a special dividend provision in the amount of Ch$239.86 billion was issued on June 30, 2015. In that specific context, our capital ratios decreased from 11.8% in 1Q 2015 to 9.7% in 2Q 2015 and to 9.3% in 3Q 2015, as the result of the aforementioned provision that impacted regulatory capital combined with higher negative valuation adjustments (61.5% QoQ) mainly due to translation effects in equity and higher risk weighted assets (1.2% QoQ) due to loan growth during the third quarter.

Once the merger is consummated, the combined capital ratios will improve significantly boosted by current TIER I capital of Banco Itaú Chile and pending US$552 million capital injection prior to the merger from Itaú Unibanco. Furthermore the shareholders' agreement between CorpGroup and Itaú Unibanco has a strict policy regarding minimum capital levels of the merged bank, requiring the maximum between 1.2x above the regulatory minimum and the average of the three largest banks. Under the General Banking Act current definitions of capital requirements and risk-weighted assets (RWA), CorpBanca estimates that the combined BIS Ratio should achieve a range between 13%-16% along with a TIER one Ratio between 12% and 13%.

Press Release November 10, 2015 Page 13 / 24

Therefore, the capital ratios levels reported on September 2015 are temporary and limited to the period ending with the merger that will occur no later than May 2, 2016.

The Chilean Ministry of Finance, the Central Bank of Chile and the SBIF have announced a law amendment in order to align Chilean regulation for capital requirements to Basel II/III standards and it is expected a 7-year period for gradual implementation.

BIS Ratio (%) – TIER I Ratio (%) * Estimated by CorpBanca

IV) Ownership Structure and Share Performance

Ownership structure

As of September 30, 2015, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	43.73%
Cía. Inmob. y de Inversiones Saga SpA(1)	6.15%
Total Saieh Group	49.88%

IFC	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.88%

Others	42.24%
ADRs holders and Foreign investors	20.77%
Securities Brokerage	9.17%
Insurance Companies	2.38%
AFPs (Administradoras de Fondos de Pensiones)	1.03%
Other minority shareholders(2)	8.89%

Total	100.00%

(1) Includes 926,513,842 shares owned by Saga that are under custody.

(2) Includes Moneda's funds, with a total of 2.98% ownership.

Press Release November 10, 2015 Page 14 / 24

ADR Price Evolution and Local Share Price Evolution

ADR Price
As of 09/30/2015	US$13.33
Maximum (LTM)	US$20.20
Minimum (LTM)	US$12.91

Local Share Price
09/30/2015	Ch$6.131
Maximum (LTM)	Ch$7.90
Minimum (LTM)	Ch$6.07

Press Release November 10, 2015 Page 15 / 24

Market capitalization	US$3.0 billion
P/E (LTM)	9.27
P/BV	1.41
Dividend yield*	4.4%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Peso per Share (Ch$ of each year)
2010	2011	119,043	100%	119,043	0.5246280300
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038
2014	2015	226,093	50%	113,047	0.3321397925

CorpBanca paid its annual dividend of Ch$0.3321397925/share in Chile on March, 13, 2015, equivalent to a payout ratio of 50% and to a dividend yield of 4.4%, as well as an increase of 27.9% compared to the dividend paid in 2014.  Additionally, CorpBanca paid a special dividend of Ch$0.704728148/share on July 1, 2015. For purposes of capital requirements, dividends are provisioned at the current dividend policy rate set by the shareholders meeting in 2011 (50%).

Press Release November 10, 2015 Page 16 / 24

V) Credit Risk Ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services.

On June 15, 2015, Moody´s Investors Service (Moody’s) affirmed its rating review for 'possible upgrade', on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on 'review for upgrade', Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating
Long-term foreign currency deposits	Baa3
Short-term foreign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On August 20, 2015, Standard & Poor´s Ratings Services (S&P) affirmed the ratings on CorpBanca and the 'Watch Developing' reflecting the potential impact of the merger on the ratings on the bank and our assessment of Itaú CorpBanca's capital, business strategy, funding and liquidity, and the nature and strength of external support (either from the government or group support) that this new entity may receive.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, International Credit Rating Chile and Humphreys.

On June 8, 2015, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Banco Itaú Chile. The outlook was confirmed as 'Stable', reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthening competitive position, both locally and regionally; and (ii) significant synergies in the medium term.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On June 10, 2015, International Credit Rating Chile (ICR) affirmed CorpBanca’s 'AA' ratings on long term debt, 'AA-' rating on subordinated debt, 'Nivel 1+' on short term deposits and 'Primera Clase Nivel 1' rating on shares, and its 'Developing' outlook, in light of the fact that the merger between CorpBanca and Banco Itaú Chile is still subject to regulatory and shareholders’ approval.

Press Release November 10, 2015 Page 17 / 24

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

On June 24, 2015, Humphreys affirmed CorpBanca’s ‘AA’ ratings on long term deposit and senior unsecured debt, 'Nivel 1+' ratings on short term deposit and ‘AA-‘ ratings on long term subordinated debt and the outlook is considered ‘Stable’.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release November 10, 2015 Page 18 / 24

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Sep-15	Sep-15	Jun-15	Sep-14	Sep.15/ Sep.14	Sep.15/ Jun.15
	US$ thousand	Ch$ million

Interest income	486,581	339,079	352,575	308,242	10.0%	-3.8%
Interest expense	(253,655)	(176,762)	(178,079)	(156,184)	13.2%	-0.7%
Net interest income	232,926	162,317	174,496	152,058	6.7%	-7.0%

Fee and commission income	67,067	46,736	52,162	53,715	-13.0%	-10.4%
Fee and commission expense	(17,278)	(12,040)	(12,118)	(11,043)	9.0%	-0.6%
Net fee and commission income	49,789	34,696	40,044	42,672	-18.7%	-13.4%

Net income from financial operations	175,761	122,481	53,110	65,177	87.9%	130.6%
Foreign exchange profit (loss), net	(71,570)	(49,874)	(21,611)	(6,047)	724.8%	130.8%
Total financial transactions, net	104,192	72,607	31,499	59,130	22.8%	130.5%
Other operating income	994	693	(6,687)	(2,759)	-	-
Net operating profit before loan losses	387,901	270,313	239,352	251,101	7.7%	12.9%

Provision for loan losses (1)	(60,616)	(42,241)	(43,935)	(25,613)	64.9%	-3.9%

Net operating profit	327,285	228,072	195,417	225,488	1.1%	16.7%

Personnel salaries and expenses	(73,263)	(51,054)	(50,895)	(56,466)	-9.6%	0.3%
Administrative expenses	(74,620)	(52,000)	(51,197)	(58,528)	-11.2%	1.6%
Depreciation and amortization	(15,174)	(10,574)	(10,853)	(14,089)	-24.9%	-2.6%
Impairment	(264)	(184)	(23)	-	-	700.0%
Operating expenses	(163,321)	(113,812)	(112,968)	(129,083)	-11.8%	0.7%

Operating income	163,964	114,260	82,449	96,405	18.5%	38.6%

Income from investments in other companies	26	18	353	386	-95.3%	-94.9%
Income before taxes	163,990	114,278	82,802	96,791	18.1%	38.0%

Income tax expense	(67,620)	(47,122)	(19,336)	(31,016)	51.9%	143.7%

Net income from ordinary activities	96,369	67,156	63,466	65,775	2.1%	5.8%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:	96,369	67,156	63,466	65,775	2.1%	5.8%
Minority interest	(6,528)	(4,549)	(6,938)	(11,129)	-59.1%	-34.4%
Net income attributable to shareholders	89,842	62,607	56,528	54,646	14.6%	10.8%

(1) Includes provision for contingent loans and net of loan loss recoveries.

Press Release November 10, 2015 Page 19 / 24

VII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Sep-15	Sep-15	Jun-15	Sep-14	Sep-15/Sep-144	Sep-15/Jun-15
	US$ thousand	Ch$ million
Assets
Cash and deposits in banks	1,559,523	1,086,769	1,214,736	1,068,208	1.7%	-10.5%
Unsettled transactions	350,230	244,061	366,284	586,629	-58.4%	-33.4%
Trading investments	419,599	292,402	405,981	242,933	20.4%	-28.0%
Available-for-sale investments	2,413,851	1,682,116	1,517,812	895,494	87.8%	10.8%
Held-to-maturity investments	385,915	268,929	281,195	230,783	16.5%	-4.4%
Investments under resale agreements	182,711	127,324	72,393	266,337	-52.2%	75.9%
Financial derivatives contracts	1,819,025	1,267,606	869,711	703,823	80.1%	45.8%
Interbank loans, net	414,207	288,644	479,725	756,717	-61.9%	-39.8%
Loans and accounts receivable from customers	20,994,531	14,630,249	14,740,680	14,687,668	-0.4%	-0.7%
Loan loss allowances	(499,340)	(347,970)	(342,569)	(332,829)	4.5%	1.6%
Loans and accounts receivable from customers, net of loan loss allowances	20,495,191	14,282,279	14,398,111	14,354,840	-0.5%	-0.8%
Investments in other companies	21,595	15,049	15,616	17,264	-12.8%	-3.6%
Intangible assets	959,249	668,462	727,277	886,226	-24.6%	-8.1%
Property, plant and equipment	128,548	89,580	91,968	100,352	-10.7%	-2.6%
Current taxes	-	-	29,480	-	-	-100.0%
Deferred taxes	171,682	119,638	122,461	98,105	21.9%	-2.3%
Other assets	720,061	501,782	330,333	412,254	21.7%	51.9%
Total Assets	30,041,387	20,934,641	20,923,083	20,619,964	1.5%	0.1%

Liabilities
Deposits and other demand liabilities	5,723,603	3,988,550	4,068,518	4,224,680	-5.6%	-2.0%
Unsettled transactions	306,727	213,746	291,266	566,783	-62.3%	-26.6%
Investments sold under repurchase agreements	982,413	684,604	591,079	50,872	1245.7%	15.8%
Time deposits and other time liabilities	12,082,536	8,419,836	8,299,949	8,017,350	5.0%	1.4%
Financial derivatives contracts	1,346,876	938,584	635,197	612,889	53.1%	47.8%
Interbank borrowings	2,096,566	1,461,013	1,488,340	1,470,031	-0.6%	-1.8%
Issued debt instruments	4,574,023	3,187,454	3,142,314	3,099,920	2.8%	1.4%
Other financial liabilities	19,190	13,373	14,572	14,528	-8.0%	-8.2%
Current taxes	11,836	8,248	-	25,631	-67.8%	-
Deferred taxes	221,749	154,528	186,551	183,025	-15.6%	-17.2%
Provisions	262,074	182,629	147,520	203,694	-10.3%	23.8%
Other liabilities	297,476	207,299	515,051	239,867	-13.6%	-59.8%
Total Liabilities	27,925,070	19,459,864	19,380,357	18,709,270	4.0%	0.4%
Equity					-	-
Capital	1,121,544	781,559	781,559	781,559	0.0%	0.0%
Reserves	739,916	515,618	515,618	515,618	0.0%	0.0%
Valuation adjustment	(303,405)	(211,431)	(130,891)	47,241	-	61.5%
Retained Earnings:
Retained earnings or prior periods	-	-	-	126,730	-100.0%	-
Income for the period	227,914	158,824	96,217	160,051	-0.8%	65.1%
Minus: Provision for mandatory dividend	(113,957)	(79,412)	(48,108)	(80,026)	-0.8%	65.1%
Attributable to bank shareholders	1,672,012	1,165,158	1,214,395	1,551,173	-24.9%	-4.1%
Non-controlling interest	444,306	309,619	328,331	359,521	-13.9%	-5.7%
Total Equity	2,116,317	1,474,777	1,542,726	1,910,694	-22.8%	-4.4%
Total Equity and Liabilities	30,041,387	20,934,641	20,923,083	20,619,964	1.5%	0.1%

Press Release November 10, 2015 Page 20 / 24

VIII) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Sep-14	Dic-14	Mar-15	Jun-15	Sep-15

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	3.95%	4.12%	3.89%	3.77%	3.77%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	3.74%	4.03%	3.09%	4.23%	3.87%
Net operating profit before loan losses / Avg. total assets(1)	4.98%	4.81%	4.36%	4.67%	5.17%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	6.17%	6.00%	5.43%	5.80%	6.45%
RoAA (before taxes), over Avg. total assets(1)	1.92%	1.54%	1.37%	1.62%	2.18%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	2.38%	1.92%	1.71%	2.01%	2.73%
RoAE (before taxes)(1)(3)	22.86%	20.32%	17.97%	21.64%	34.70%
RoAA, over Avg. total assets(1)	1.31%	1.54%	0.93%	1.24%	1.28%
RoAA, over Avg. interest-earning assets(1)(2)	1.62%	1.91%	1.16%	1.54%	1.60%
RoAE(1)(3)	11.97%	15.20%	9.46%	14.14%	17.33%

Efficiency
Operating expenses / Avg. total assets(1)	2.56%	2.44%	2.23%	2.21%	2.18%
Operating expenses/ Avg. total loans(1)	3.53%	3.46%	3.15%	3.10%	3.10%
Operating expenses / Operating revenues	51.41%	50.20%	51.15%	47.19%	42.04%

Capitalization	17,406,027	16,715,382	17,149,965	17,442,229	17,649,991
Risk Weigthed Assets (Ch$ million)	1,551,173	1,443,427	1,407,163	1,214,395	1,165,159
TIER I Capital (Core capital) (Ch$ million)(4)	639,417	628,219	622,211	479,782	474,144
TIER II Capital (Ch$ million)	2,190,590	2,071,646	2,029,374	1,694,177	1,639,303
Regulatory Capital (Ch$ million)(4)	17,406,027	16,715,382	17,149,965	17,442,229	17,649,991
TIER I (Core capital) Ratio(4)	8.91%	8.64%	8.21%	6.96%	6.60%
BIS Ratio(4)	12.59%	12.39%	11.83%	9.71%	9.28%
Shareholders' equity / Total assets	9.27%	8.68%	8.59%	7.37%	7.04%
Shareholders' equity / Total liabilities	10.21%	9.51%	9.40%	7.96%	7.58%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.2844	0.2312	0.2040	0.2433	0.3358
Diluted Earnings per ADR before taxes (US$ per ADR)	0.7137	0.5728	0.4904	0.5716	0.7227
Diluted Earnings per share (Ch$ per share)	0.1606	0.1945	0.1166	0.1661	0.1839
Diluted Earnings per ADR (US$ per ADR)	0.4030	0.4819	0.2803	0.3902	0.3959
Total Shares Outstanding (Thousands)(4)	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2
Ch$ exchange rate for US$1.0	597.66	605.48	623.96	638.47	696.86
COP exchange rate for Ch$1.0	0.2953	0.2532	0.2405	0.2454	0.2265
Quarterly UF variation	0.60%	1.89%	-0.02%	1.46%	1.45%
Monetary Policy Interest Rate(5)	3.25%	3.00%	3.00%	3.00%	3.00%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) As of the close of the month.

Press Release November 10, 2015 Page 21 / 24

	As of and for the three months ended
	Sep-14	Dic-14	Mar-15	Jun-15	Sep-15

Asset quality
Risk Index (Loan loss allowances / Total loans )	2,27%	2.25%	2.19%	2.32%	2.38%
Prov. for loan losses / Avg. total loans(1)	0.70%	1.19%	1.09%	1.21%	1.15%
Prov. for loan losses / Avg. total assets(1)	0.51%	0.84%	0.77%	0.86%	0.81%
Prov. for loan losses / Net operating profit before loans losses	10.2%	17.4%	17.7%	18.4%	15.6%
Prov. for loan losses / Net income	38.9%	54.5%	82.6%	69.2%	62.9%
PDL / Total loans(2)	0.46%	0.70%	0.60%	0.59%	0.72%
Coverage PDLs	498.4%	322.4%	363.2%	395.6%	328.6%
NPL / Total loans(3)	1.12%	1.33%	1.25%	1.28%	1.42%
Coverage NPLs	205.63%	172.42%	179.03%	184.86%	170.95%

Total NPLs (Ch$ million)	160,294	179,364	169,329	178,508	195,175
NPLs Chile (Ch$ million)	102,143	125,686	119,247	116,834	124,571
NPLs Colombia (Ch$ million)	58,151	53,678	50,082	61,674	70,604

Total Loans (Ch$ million)	14,282,941	13,510,286	13,572,250	13,962,608	13,757,159
Loans Chile (Ch$ million)	8,297,480	8,519,808	8,652,136	8,748,718	8,893,583
Loans Colombia (Ch$ million)	5,985,460	4,990,477	4,920,114	5,213,890	4,863,576

Total NPLs / Total Loans	1.12%	1.33%	1.25%	1.28%	1.42%
NPLs Chile / Loans Chile	1.23%	1.48%	1.38%	1.34%	1.40%
NPLs Colombia / Loans Colombia	0.97%	1.08%	1.02%	1.18%	1.45%

Total LLR (Ch$ million)	329.610	309.257	303.150	329.989	333.644
LLR Chile (Ch$ million)	112.624	117.968	113.212	118.733	123.748
LLR Colombia (Ch$ million)	216.985	191.289	189.938	211.255	209.897

Coverage Total NPL	205.63%	172.42%	179.03%	184.86%	170.95%
Coverage NPL Chile	110.26%	93.86%	94.94%	101.63%	99.34%
Coverage NPL Colombia	373.14%	356.37%	379.25%	342.53%	297.29%

Total Write-offs (Ch$ million)	28,782	19,797	28,411	26,981	25,213
Write-offs Chile (Ch$ million)	11,076	9,537	10,861	11,253	10,401
Write-offs Colombia (Ch$ million)	17,706	10,260	17,550	15,728	14,812

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release November 10, 2015 Page 22 / 24

IX) General Information

Branches5 – ATM – Headcount6

Our distribution network in Chile provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking. As of September 30, 2015, we operated 126 branch offices in Chile, which included 70 branches operating under the brand CorpBanca and 56 branches operating under the Banco Condell brand -our consumer finance division-; and one operating in New York. In each case fully customized to attend our customer needs. In addition, as of September 30, 2015, we owned and operated 417 ATMs in Chile, and our customers had access to over 8,010 ATMs in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, sales forces and the internet to attract potential new clients. Our branch system serves as the main delivery network for our full range of products and services.

As of September 30, 2015. CorpBanca Colombia operated 178 branches and owned and operated 181 ATMs, while providing its customers with access to over 14,310 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and internet banking to attract potential new clients. CorpBanca Colombia’s branch systems serve as the main distribution network for its full range of products and services.

As of September 30, 2015, we had a headcount of 3,760 employees in Chile, 3,809 employees in Colombia (including Panama) and 27 employees in the United States.

*The decrease observed between December 2013 and September 2014 is in line with our efficiency and profitability focus.

_________________________

5 On September 2014, Colombia’s branches figure definition was modified, including 7 “small branch offices”.

6 Figures since 2014 are not comparable to prior years. Since 2014, Colombia’s headcount figure included all subsidiaries.

Press Release November 10, 2015 Page 23 / 24

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often. but not always. identified by the use of words such as "anticipate". "believe". "expect". "plan". "intend". "forecast". "target". "project". "may". "will". "should". "could". "estimate". "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include. but are not limited to. statements regarding benefits of the pending Itaú Chile-CorpBanca’s merger. integration plans and expected synergies. the expected timing of completion of the transaction. anticipated future financial and operating performance and results. including estimates for growth. as well as risks and benefits of changes in law. including the New Tax Law. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example. (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger. or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco. which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic. business. and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it. they may prove to be incorrect. By their very nature. forward-looking statements involve inherent risks and uncertainties. both general and specific. and risks that predictions. forecasts. projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs. plans. objectives. expectations and anticipations. estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31. 2014. filed with the SEC. Furthermore. the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements. whether as a result of new information. future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Press Release November 10, 2015 Page 24 / 24

CONTACT INFORMATION:

Eugenio Gigogne
CFO. CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
IR@corpbanca.cl

Claudia Labbé
Head of Investor Relations. CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com